

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2010

Timothy J. Barker
Chief Financial Officer and Treasurer
RealPage, Inc.
4000 International Parkway
Carrollton, TX 75007

    Re: RealPage, Inc.
              Amendment No. 1 to Registration Statement on Form S-1
              Filed June 7, 2010
              File No. 333-166397

Dear Mr. Barker:

We have reviewed your amended filing and response letter, and have the following comments. References to prior comments refer to those provided in our letter dated May 26, 2010.

General

1.   Your response to prior comment 4 suggests that you believe that cover page disclosure of the significant beneficial ownership of the company's common stock by insiders is appropriate only if Mr. Winn and entities beneficially owned by him, or other insiders acting together, will hold a majority of the outstanding common stock following the offering. Please provide further support for this conclusion, given that as a significant minority shareholder who is also your chief executive officer and chairman, Mr. Winn may be able to control the company following the offering, as your risk factor on page 32 indicates. Once the actual size of the offering and the extent of selling shareholder participation are determined, if you conclude that Mr. Winn's post-offering beneficial ownership of the company's common stock is not a key aspect of the offering that should be disclosed on the prospectus cover page or in the prospectus summary, please provide us with your analysis in support of this conclusion.

Prospectus Summary, page 1

2.   We note your response to prior comment 5 and the related supplemental information provided. Please clarify in the prospectus that the assertions set forth beginning on pages 2 and 82 regarding the benefits of your solutions are the company's beliefs based on informal customer feedback.

3.   We further note your response to prior comment 6 and the related supplemental information provided. Please confirm, if accurate, that the referenced rankings of the National Multi Housing Council were not prepared for the company.

Risk Factors

"We have a history of operating losses…," page 12

4.   Please update this risk factor to reflect the company's net loss for the quarterly period ended March 31, 2010.

Business

Facilities, page 94

5.   We note that in response to prior comment 1 you have added a description of your Master Services Agreement with DataBank. Please revise this description to indicate that the initial 36-month term has expired, as appears to be the case from the Service Order filed as part of Exhibit 10.48; or advise.

Management

Executive Officers and Directors, page 96

6.   You disclose that Margot Lebenberg was named executive vice president, chief legal officer and secretary of the company in May 2010, and you have filed her employment agreement as an exhibit to the registration statement. Please consider describing the material terms of her employment agreement in an appropriate place in the registration statement, as we note you have done for your named executive officers beginning on page 115.

Executive Compensation

Compensation Discussion and Analysis

Compensation Components

Performance-Based Cash Bonuses, page 108

7.   In response to prior comment 26, you confirm that the company relied on Instruction 4 to Item 402(b) of Regulation S-K to omit quantitative disclosure of the corporate performance targets used to determine cash awards to your named executive officers for 2009 under your management incentive plan. However, we are unable to agree, based on the information provided, that disclosure of the overall corporate revenue and adjusted EBITDA performance targets (as opposed

to the product-family-specific revenue and profit targets) would likely cause substantial competitive harm to the company. Accordingly, please disclose the 2009 overall corporate revenue and adjusted EBITDA performance targets. Alternatively, provide additional supplemental analysis in support of your belief that disclosure of these historical, company-wide performance targets would cause competitive harm. Ensure that your analysis and examples are specific to the company and the particular performance metrics at issue.

In this regard, the assertion that disclosure of these targets could allow competitors to attract your employees by developing compensation plans with lower performance targets could apply to any type of performance metric. Further, the assertion that disclosure of historical revenue and/or adjusted EBITDA targets could be used to corroborate speculation about a proposed expansion or acquisition by the company depends on numerous hypothetical contingencies. Accordingly, the likelihood of competitive harm ensuing from such disclosure is unclear, particularly given the company's recent history with acquisitions, which as you note in response to prior comment 22 have not materially contributed to the company's growth for fiscal years 2007 through 2009.

Consolidated Financial Statements

Consolidated Statements of Operations and Statements of Comprehensive Income, page F-4

8.   Please tell us how you considered including pro forma earnings per share information to address the effect of the proceeds intended to be used to repay a portion of your outstanding debt. In this regard, you should disclose the effects of the interest expense adjustment and the number of shares issued in this offering whose proceeds will be used to repay a portion of the debt. Please ensure that the footnotes to your pro forma disclosures clearly support the calculations of both the numerator and denominator used in computing pro forma earnings per share. We refer you to SAB Topic 3.A by analogy and Rule 11-01(a)(8) and Rule 11-02(b)(7) of Regulation S-X.

Note 7. Redeemable Convertible Preferred Stock, page F-22

9.   We note your response to prior comment 34 that the consent of 90% of the Series A redeemable convertible preferred stockholders is required to allow the mandatory conversion of all redeemable convertible preferred stock prior to the closing of a qualified initial public offering. Please revise your unaudited pro forma presentation disclosure on page F-8 to clarify this until you have obtained the requisite consent from the Series A redeemable convertible preferred stockholders.

Item 16. Exhibits and Financial Statement Schedules, page II-12

10.   Further to the comment immediately above, your response to prior comment 34 indicates that the company anticipates that it will obtain the requisite consent required for mandatory conversion of all of its redeemable convertible preferred stock immediately prior to closing this offering. Please confirm that you intend to file this consent, once obtained, as an exhibit to your registration statement pursuant to Item 601(b)(4) of Regulation S-K or otherwise. Alternatively, please explain why you do not believe it is required to be filed.

        You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions or comments on the financial statements or related matters. Please contact Katherine Wray, Staff Attorney, at (202) 551-3483 with any other questions. If you require further assistance you may contact me at (202) 551-3735.

                                                Sincerely,

                                                Barbara C. Jacobs
                                                Assistant Director

cc: Via Facsimile (512) 338-5499
        Paul R. Tobias
        Wilson Sonsini Goodrich & Rosati
        Telephone: (512) 338-5400